06004190

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PNC Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

249 Fifth Avenue
(No. and Street)

Pittsburgh	Pennsylvania	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Wilson (412) 762-6348
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2500 One PPG Place	Pittsburgh	Pennsylvania	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Commonwealth of PA
County of Allegheny

AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to PNC Capital Markets LLC as of and for the year ended December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Charlene Wilson 2/24/06

Charlene Wilson Date

Vice President and Controller

Title

Joy A. Damico

Notary Public

Notarial Seal
Joy A. Damico, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires October 7, 2006
Member, Pennsylvania Association Of Notaries

My Commission expires: 10-7-06

This report ** contains (check all applicable):

_x__(a) Facing Page.
_x__(b) Statement of Financial Condition.
_x__(c) Statement of Income (Loss).
_x__(d) Statement of Changes in Financial Condition.
_x__(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
_x__(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_x__(g) Computation of Net Capital.
_x__(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_x__(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_x__(l) An Oath or Affirmation.
___(m) A copy of the SIPC Supplemental Report.
_x__(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Capital Markets LLC

Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934

Statement of Financial Condition as of December 31, 2005, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as PUBLIC document.

PNC CAPITAL MARKETS LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
PNC Capital Markets LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of PNC Capital Markets LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of PNC Capital Markets LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

PNC CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(In thousands)

ASSETS

ASSETS:	
Cash and cash equivalents	$ 2,092
Receivables from brokers, dealers, and clearing organizations	33,702
Other receivables (net of $34 reserves)	2,189
Securities owned—at market value:	
U.S. government	90,706
State and municipal	126,097
Corporate debt	12,467
Securities pledged as collateral	238,154
Securities purchases under agreements to resell	48,005
Net deferred tax asset	2,381
Other assets	6,368
TOTAL	$562,161

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Short-term borrowings	$308,877
Subordinated liability	62,689
Securities sold under agreements to repurchase	64,450
Securities sold not yet purchased—at market value	89,672
Deferred revenue	2,333
Accrued salaries and benefits	13,581
Other liabilities	6,954
Total liabilities	548,556
MEMBER'S EQUITY:	
Member's equity	958
Retained earnings	12,647
Total member's equity	13,605
TOTAL	$562,161

See notes to statement of financial condition.

PNC CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

1. ORGANIZATION

Prior to December 1, 2005, PNC Capital Markets, Inc. ("PNCCM") was a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of the PNC Financial Services Group, Inc. ("PNC"). PNCCM was registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and was a member of the National Associations of Securities Dealers, Inc.

PNC Capital Markets LLC (the "Company") was formed on November 1, 2005. Effective December 1, 2005, PNCCM was merged into the Company. This plan of merger was adopted by the member and managers of the Company on November 16, 2005, and by the directors and sole shareholder of PNCCM on November 16, 2005. The Company is a wholly owned subsidiary of the Parent, which is a wholly owned subsidiary of PNC. The Company was able to reduce its state tax liability as a result of becoming a single member LLC of PNC. The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation—The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results will differ from such estimates, and such differences may be material to the statement of financial condition.

Cash and Cash Equivalents—Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Securities Transactions—Proprietary securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2005, the Company had obtained securities under resale agreements with a fair value of approximately $47.5 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities. At December 31, 2005, the Company had pledged approximately $238.2 million of securities in order to collateralize short-term borrowings.

Securities Valuation—U.S. government, state and municipal, corporate debt and securities pledged as collateral, futures contracts, and securities sold, not yet purchased are stated at market value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase—Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and are carried at the amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. The counterparty on all resale agreements at December 31, 2005, was PNC Bank, N.A., a wholly owned subsidiary of PNC.

Depreciation and Amortization—Furniture and equipment are depreciated over their estimated economic lives, generally one to ten years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Employee Notes Receivable—The Company agrees to make loans to certain employees on terms and conditions set forth in loan agreements between the Company and the employees. The loan is payable to the order of the Company in annual installments of the principal amount plus accrued interest over two years, commencing on the first anniversary of the loan agreement. The Company also provides these same employees with a bonus agreement which allows them the opportunity to earn incentive compensation for the specific purpose of repaying their loan obligation on an annual basis. Employee notes receivable are recorded within other assets in the statement of financial condition.

Income Taxes—The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing agreement with PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

Deferred Revenue— Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis.

3. FUTURES CONTRACTS

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to hedge against risk positions associated with trading activities as well as for speculative purposes. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to these risks is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties, require security deposits, and require daily payment of variation margins, all of which reduce credit risk. At December 31, 2005, the Company had futures contract commitments to sell U.S. government obligations of $30 million and commitments to purchase U.S. government obligations of $19 million. The fair value of these commitments at December 31, 2005, was approximately $15,900 and is included in other liabilities in the statement of financial condition.

4. FINANCIAL DERIVATIVES

The Company enters into interest rate swap agreements to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2005 was approximately $40 million. PNC Bank, N.A. was the counterparty for the derivatives. The fair value of the individual swaps are recorded within other assets or other liabilities within the statement of financial condition in the amount of approximately $1 million and $173,000, respectively.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers, and clearing organizations arise from the settlement of securities transactions and consist of the following at December 31, 2005 (in thousands):

	Receivables	Payables
Net trade date receivable	$ 32,141	$ --
Fails to receive	444	-
Other amounts due from/to brokers and dealers	1,117	68
Total	$ 33,702	$ 68

Payables to brokers, dealers, and clearing organizations are recorded within other liabilities within the statement of financial condition.

6. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital is equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of approximately $43.9 million, which was approximately $42.3 million in excess of its required net capital of approximately $1.6 million. The Company's net capital ratio was .53 to 1.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2005, qualified securities designated for the exclusive benefit of customers, which are included in U.S. government securities owned, totaled approximately $1 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

7. INCOME TAXES

Significant components of the Company's net deferred tax asset, included in on the statement of financial condition, as of December 31, 2005, are as follows (in thousands):

	Federal	State	Total
Deferred revenue	$ 176	$ --	$ 176
Employee benefits	282	-	282
Deferred compensation	835	-	835
Reserves	1,286	-	1,286
Other	(198)		(198)
Net deferred tax asset	$ 2,381	$ --	$ 2,381

Other temporary differences that give rise to deferred tax assets are state income tax, depreciation, capitalized software, capital stock tax, and general accruals.

The Company reduced its state deferred tax asset in 2005 as a result of becoming a single member LLC of PNC on December 1, 2005. See discussion in Note 1.

8. RELATED PARTY TRANSACTIONS

Cash and cash equivalents include cash on deposit with an affiliate of approximately $2.1 million.

Short-term funding is provided by an affiliate, PNC Funding Corp. ("PNC Funding"), through two $100 million lines of credit. The lines of credit bear interest at the approximate interest rate equal to PNC Funding's fully loaded blended long-term debt rate. At December 31, 2005, the Company had an outstanding balance under the lines of credit of $100 million and $0, respectively, at a rate of 4.14%. The $100 million is due on demand to PNC Funding. Borrowings under this line of credit do not qualify as regulatory net capital nor are such amounts included as part of aggregate indebtedness.

The Company has a fixed rate subordinated loan in the amount of approximately $62.7 million with the Parent at a rate of 5.75% with final maturity on October 1, 2009. This loan is included as regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

In addition, the Company has an unsecured revolving variable rate subordinated loan agreement with PNC Funding, which provides a revolving credit line of $100 million with final maturity on October 1, 2009. At December 31, 2005, the Company had no outstanding balance under this revolving subordinated loan agreement. Borrowings under this loan qualify as additional regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

During 2005, the Company declared and paid cash dividends in the amount of approximately $5.1 million to the Parent.

The Company conducts investment advisory and financial advisory services on behalf of PNC Bank, N.A.

During the normal course of business, the Company may execute securities transactions with or sell securities under agreements to repurchase to an affiliate. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliate organizations. Related party balances as of December 31, 2005 not discussed previously are listed in the table below (in thousands):

Assets:	
Corporate debt	$ 4,018
Securities purchased under agreements to resell	48,005
Net deferred tax asset	2,381
Other assets	4,513
Liabilities:	
Securities sold under agreements to repurchase	$ 64,450
Other liabilities	2,275

9. EMPLOYEE BENEFIT PLANS

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that is based on certain compensation levels, age and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2005, the projected benefit obligation did not exceed the fair value of plan assets.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company accounts for these plans in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.*

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2005, allocated Postretirement Benefits, included in other liabilities in the statement of financial condition, totaled approximately $1.7 million. No separate financial obligation data for the Company is available with respect to such plan.

PNC sponsors certain other employee benefits, including payment of payroll taxes, for Company employees.

10. LINES OF CREDIT

At December 31, 2005, the Company had a $250 million overnight line of credit with an outside financial institution bearing interest at the Effective Federal Funds Rate plus 25 basis points. The outstanding balance at December 31, 2005, was approximately $208.9 million at a rate of 4.25%. At December 31, 2005, the Company pledged municipal and corporate obligations with fair values of approximately $238.2 million to secure this line of credit.

The Company also had an intraday line of credit with the same financial institution bearing interest at a fixed rate of 1%. There was no outstanding balance on this line at December 31, 2005.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value. Such instruments include cash and cash equivalents, receivables from brokers, dealers, and clearing organizations, securities owned, securities purchased under agreements to resell, other receivables, subordinated liability, securities sold under agreements to repurchase, securities sold not yet purchased and short-term borrowings.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving financial instruments with off-balance-sheet risk, including securities sold short not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

13. LITIGATION

The Company and some other wholly owned subsidiaries of PNC are defendants (or have potential contractual contribution obligations to other defendants) in several pending lawsuits brought during late 2002 and 2003 arising out of the bankruptcy of Adelphia Communications Corporation and its subsidiaries ("Adelphia"). There are also threatened additional proceedings arising out of the same matters.

The lawsuits (one of which is a putative consolidated class action) have been brought by holders of debt and equity securities of Adelphia or, on Adelphia's behalf, by the unsecured creditors' committee and equity committee in Adelphia's consolidated bankruptcy proceeding and have been consolidated for pretrial purposes in the United Stated District Court for the Southern District of New York. The lawsuit brought by the committees in Adelphia's bankruptcy proceeding had previously been referred to the United States Bankruptcy Court for the Southern District of New York, but the motion by several of the defendants in that lawsuit to remove it to the district court was granted by the bankruptcy court on February 9, 2006.

These lawsuits arise out of lending and securities underwriting activities engaged in by the Company together with other financial services companies. In the aggregate, more than 400 other financial services companies and numerous other companies and individuals have been named as defendants in one or more of the lawsuits. Collectively, with respect to some or all of the defendants, the lawsuits allege federal laws claims including violations of federal securities and other federal laws, violations of common law duties, aiding and abetting such violations, voidable preference payments, and fraudulent transfers, among other matters. The lawsuits seek unquantified monetary damages, interest, attorneys' fees and other expenses, and a return of the alleged voidable preference and fraudulent transfer payments, among other remedies. The Company believes that it has substantial defenses to the claims against the Company in these lawsuits, as well as potential claims against third parties, and intends to defend these lawsuits vigorously. These lawsuits involve complex issues of law and fact, presenting complicated relationships among the many financial and other participants in the events giving rise to these lawsuits, and have not progressed to the point where the Company can predict the outcome of these lawsuits. It is not possible to determine what the likely aggregate recoveries on the part of the plaintiffs in these matters might be (although we note that the amounts potentially involved in these cases as a group for all defendants could be very significant) or the portion of any such recoveries for which the Company would ultimately be responsible, but the final consequences to the Company could be material. The Company has established a reserve of $2.5 million as of December 31, 2005 for this matter.

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect on the Company's financial position.

PNC, to the extent permitted by its banking regulators, will contribute capital, as necessary, to provide support to the Company in order for the Company to meet its minimum regulatory net capital requirements.

14. COMMITMENTS

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. As of December 31, 2005, approximately $1.2 million is included in other liabilities on the statement of financial condition related to these indemnifications.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house,

other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had contractual commitments of $74.8 million relating to underwriting agreements on a when- and if-issued basis at December 31, 2005.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company leases certain facilities and various types of equipment under noncancelable leases with remaining terms of less than two years with certain renewal options for like terms. At December 31, 2005, future minimum rentals under these lease agreements aggregated to approximately $654,000. Minimum rentals for the years 2006 through 2007 are approximately $557,000 and $97,000, respectively.

15. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires compensation cost related to share-based payments to employees to be recognized in the financial statements based on their fair value. In April 2005, the SEC issued a rule which delays the required effective date to the beginning of an entity's fiscal year which begins after June 15, 2005. Accordingly, the Company adopted SFAS 123R effective January 1, 2006, using the modified prospective method of transition. This method requires the provisions of SFAS 123R be applied to new awards and awards modified, repurchased or cancelled after the effective date. In November 2005, the FASB issued FSP No. FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This FSP provides a transition election for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R which may be made up to one year from the initial adoption of SFAS 123R. Based on the Company's review of the provisions of SFAS 123R and because the Company previously adopted the fair value recognition provisions of SFAS 123 on January 1, 2003, the adoption of the revised standard did not have a significant impact in our statement of financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 generally requires retrospective application to prior periods' financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This standard applies to the Company beginning January 1, 2006. The Company's adoption of SFAS 154 did not have a significant impact in our statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL REQUIRED BY SEC RULE 17a-5

February 27, 2006

PNC Capital Markets LLC
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of PNC Capital Markets LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Managers and Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP